ALBERTA COMPLIANCE SERVICES INC.

03003275

SUPPL

January 9, 2003

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Applied Gaming Solutions of Canada Inc.
File No. 82-4832

Please accept for filing the following documents that include information required to be made public:

1. News Release dated December 13, 2002
2. Early Warning Report
3. Qualifying issuer Certificate (Form 45-102 F2)
4. Material Change Report

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate

dlw 1/27

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4832

Pacific Lottery Corporation

NEWS RELEASE

Pacific Lottery Corporation Announces
$4.5 Million CDN Private Placement
Agreement

Trading Symbol: TSX-Venture: LUK

December 13, 2002

(Calgary, Alberta) Pacific Lottery Incorporated ("PLC") announced today that it has recently executed a term sheet with Genting International PLC ("Genting") or its designate for the purchase of 18 Million Units of PLC securities. Each unit, which is priced at $0.25 CDN per unit, consists of one common share and one warrant exercisable at $0.25 CDN for a period of up to 24 months from the date of closing. The total expected proceeds from this investment are $4.5 Million CDN. This Private Placement is subject to all necessary regulatory approvals, including but not limited to the approval of a majority of shareholders holding a minimum of 50% plus one of the Corporation's total outstanding shares.

Genting International PLC is a diversified investment company whose subsidiaries include investment holdings, property development and provision of sales and marketing services to resort-related businesses. The company's authorized share capital, as at December 31, 2001 is US $200 Million and its issued and paid up share capital is US $141.95 Million. Genting is listed on the Luxembourg Stock Exchange and quoted on the Singapore Stock Exchange.

The term sheet provides Genting the right to immediately appoint two individuals to PLC's Board of Directors once the Private Placement is completed. The Private Placement funds will be used exclusively by PLC for the purchase of equipment and associated services required to fulfil its contractual obligations to implement a modern online lottery program in Ho Chi Minh City, Vietnam's most populous and prosperous city.

As part of the Private Placement the corporation has agreed to provide a finder's option of 1.4 Million warrants exercisable at $0.30 CDN into one common share of PLC for up to 24 months to Lottery and Wagering Solutions Inc. This granting of a finder's option is subject to all necessary and required regulatory approvals.

82-4832

Once completed, this Private Placement will form an integral part of the recent reorganization of PLC. This Private Placement coupled with the recently announced acquisition and share for debt applications, also currently before the Exchange for approval, will enable the corporation to immediately implement its business plan and expand its modern online lottery operations in Vietnam. All of these transactions are subject to regulatory approval.

In other developments, the corporation has received regulatory approval to issue 1,872,339 shares to settle certain outstanding debts of current and past employees totalling $561,701.67. This issuance will bring the total outstanding shares of the corporation to 5,241,424. Pursuant to the requirements of section 176 of the Securities Act (Alberta) and section 111 of the Securities Act (British Columbia), Mr. David Aftergood will acquire 890,924 Common Shares for aggregate cash consideration of $ 267,277.31. Upon completion of the issuance, Mr. Aftergood directly or indirectly owns 1,047,948 Common Shares of the Corporation representing 19.9 % of the issued and outstanding shares of the Corporation. Mr. David Aftergood also holds options to acquire additional 108,485 Common Shares. Mr. Aftergood does not have any intention of acquiring any further securities of the Corporation but may acquire ownership of or control over further securities of the Corporation in the future depending upon market circumstances.

For further information please contact:
Rob Hetherington
Communications Coordinator
Phone: 1-888-685-7788 / Fax: (403) 266-8909 / E-mail: info@ags.ca

SEC 12g exemption: 82-4832

This release contains forward-looking statements within the meaning of the United States Private Securities Litigation Act of 1995. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Forward-looking statements are based on the current expectations, projections and opinions of the Company's management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

82-4832

EARLY WARNING
ACQUISITION REPORT

Securities Act

1. **Name and address of Offeror**

Aftergood Incorporated (a company wholly owned by David Aftergood)
1431 – 7 Street NW
Calgary, Alberta
T2M 3H5

2. **Name of Issuer**

Pacific Lottery Corporation

3. **Designation, number (or principal amount) and percentage of securities acquired (ownership of or control over) by Offeror**

890,924 common shares

4. **Designation, number (or principal amount) and percentage of securities in respect of which the Offeror has ownership of and control over immediately after the acquisition**

1,047,948 common shares representing 19.9% of the shares of the Issuer. David Aftergood holds options to acquire 108,485 common shares.

5. **Designation, number (or principal amount) and percentage of securities over which the Offeror, together with any joint actors, has (i) ownership and control; (ii) ownership but control is held by other persons or companies other than the Offeror or any joint actors; and (iii) exclusive or shared control but does not have ownership**

1,047,948 common shares representing 19.9% of the shares of the Issuer, together with any joint actors, has (i) ownership and control; (ii) ownership but control is held by other persons or companies other than the Offeror or any jo int actors; and (iii) exclusive or shared control but does not have ownership.

6. **Name of the market in which the acquisition took place**

The transactions giving rise to this report was undertaken by way of a private placement for the settlement of outstanding indebtedness.

7. **Purpose of the Offeror and any joint actors in making the acquisition including any intention to increase the beneficial ownership of or control over any of the Issuer's securities**

The purpose of the Offeror was to acquire the common shares for investment purposes. Presently the Offeror does not have any intention of acquiring any further securities of the Issuer but may acquire ownership of or control over further securities of the Issuer in the future depending upon market circu mstances.

8. **General nature and material terms of any agreement, other than lending agreements, with respect to securities of the Issuer entered into by the Offeror (or any joint actor) and the Issuer in connection with the acquisition, including agreements with respect to the acquisition, holding disposition or voting of any of the securities**

Debt Settlement Agreement.

82-4832

9. **Names of all joint actors in connection with the acquisition**

None.

10. **If the acquisition did not take place on a stock exchange or other published market the nature and value of consideration paid by the Offeror**

Satisfaction indebtedness in the amount of $267,277.31.

11. **Description of any change in any material fact set out in a previous report**

None.

DATED this 13th day of December 2002.

AFTERGOOD INCORPORATED

Per: "signed"
DAVID AFTERGOOD

82-4832

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Pacific Lottery Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specified that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 12, 2002 of 1,872,339 Common Shares of Pacific Lottery Corporation, Pacific Lottery Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary, Alberta this 13th day of December, 2002.

Pacific Lottery Corporation

By: "signed"
David Aftergood

82-4832

Pacific Lottery Corporation
2937 - 19th Street N.E.
Calgary, Alberta
T2E 7A2

December 16, 2002

ALBERTA SECURITIES COMMISSION
CONTINUOUS DISCLOSURE
20th Floor, 10025 Jasper Avenue
Edmonton, Alberta
T5K 3Z5
Attention: Executive Director

BRITISH COLUMBIA SECURITIES COMMISSION
STATUTORY FILINGS
1100 - 865 Hornby Street
Vancouver, British Columbia
V6Z 2H4
Attention: Executive Director

ONTARIO SECURITIES COMMISSION
Box 55, 20 Queen Street West
Toronto, Ontario
M5H 3S8
Attention: Executive Director

Dear Sirs/Mesdames:

Re: APPLIED GAMING SOLUTIONS OF CANADA INC.
MATERIAL CHANGE REPORT UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES ACT (BRITISH COLUMBIA) AND THE SECURITIES ACT (ONTARIO)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of the Corporation. For convenience, this letter is itemized in the same manner as Form 27 of the *Securities Act* (Alberta), and equivalent provisions in the Provinces of British Columbia and Ontario. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Reporting Issuer

Pacific Lottery Corporation.
2937 - 19th Street N.E.
Calgary, Alberta
T2E 7A2

Telephone: (403) 266-8900
Facsimile: (403) 266-8909

Item 2 - Date of Material Change

The material change occurred on December 12, 2002.

Item 3 - Publication of Material Change

A press release was issued on December 12, 2002.

Item 4 - Summary of Material Change

Pacific Lottery Incorporated ("PLC") announced that it has recently executed a term sheet with Genting International PLC ("Genting") or its designate for the purchase of 18 Million Units of PLC securities.

As part of the Private Placement the corporation has agreed to provide a finder's option of 1.4 Million warrants exercisable at $0.30 CDN into one common share of PLC for up to 24 months to Lottery and Wagering Solutions Inc. This granting of a finder's option is subject to all necessary and required regulatory approvals.

In other developments, the corporation has received regulatory approval to issue 1,872,339 shares to settle certain outstanding debts of current and past employees totaling $561,701.67. This issuance will bring the total outstanding shares of the corporation to 5,241,424.

Item 5 - Full Description of Material Changes

Pacific Lottery Incorporated announced that it has recently executed a term sheet with Genting or its designate for the purchase of 18 Million Units of PLC securities. Each unit, which is priced at $0.25 CDN per unit, consists of one common share and one warrant exercisable at $0.25 CDN for a period of up to 24 months from the date of closing. The total expected proceeds from this investment are $4.5 Million CDN. This Private Placement is subject to all necessary regulatory approvals, including but not limited to the approval of a majority of shareholders holding a minimum of 50% plus one of the Corporation's total outstanding shares.

Genting is a diversified investment company whose subsidiaries include investment holdings, property development and provision of sales and marketing services to resort-related businesses. The company's authorized share capital, as at December 31, 2001 is US $200 Million and its issued and paid up share capital is US $141.95 Million. Genting is listed on the Luxembourg Stock Exchange and quoted on the Singapore Stock Exchange.

The term sheet provides Genting the right to immediately appoint two individuals to PLC's Board of Directors once the Private Placement is completed. The Private Placement funds will be used exclusively by PLC for the purchase of equipment and associated services required to fulfill its contractual obligations to implement a modern online lottery program in Ho Chi Minh City, Vietnam's most populous and prosperous city.

82-4832

As part of the Private Placement the corporation has agreed to provide a finder's option of 1.4 Million warrants exercisable at $0.30 CDN into one common share of PLC for up to 24 months to Lottery and Wagering Solutions Inc. This granting of a finder's option is subject to all necessary and required regulatory approvals.

Once completed, this Private Placement will form an integral part of the recent reorganization of PLC. This Private Placement coupled with the recently announced acquisition and share for debt applications, also currently before the Exchange for approval, will enable the corporation to immediately implement its business plan and expand its modern online lottery operations in Vietnam. All of these transactions are subject to regulatory approval.

In other developments, the corporation has received regulatory approval to issue 1,872,339 shares to settle certain outstanding debts of current and past employees totaling $561,701.67. This issuance will bring the total outstanding shares of the corporation to 5,241,424. Pursuant to the requirements of section 176 of the Securities Act (Alberta) and section 111 of the Securities Act (British Columbia), Mr. David Aftergood will acquire 890,924 Common Shares for aggregate cash consideration of $ 267,277.31. Upon completion of the issuance, Mr. Aftergood directly or indirectly owns 1,047,948 Common Shares of the Corporation representing 19.9 % of the issued and outstanding shares of the Corporation. Mr. David Aftergood also holds options to acquire additional 108,485 Common Shares. Mr. Aftergood does not have any intention of acquiring any further securities of the Corporation but may acquire ownership of or control over further securities of the Corporation in the future depending upon market circumstances.

Item 6 - Reliance on confidential material change report provisions of the *Securities Act* (Alberta) or equivalent provisions in British Columbia and Ontario

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

David Aftergood
President and Chief Executive Officer
Pacific Lottery Corporation
2937 - 19th Street N.E.
Calgary, Alberta
T2E 7A2

Telephone: (403) 266-8900
Facsimile: (403) 266-8909

Item 9 - Statement of a Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 16th day of December, 2002

Yours truly,

Pacific Lottery Corporation

Per: "signed"
David Aftergood
President and Chief Executive Officer

cc: TSX Venture Exchange